October 23, 2018
VIA EDGAR

Ms. Pam Howell
Mr. George K. Schuler
Division of Beverages, Apparel and Mining
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:        Coeur Mining, Inc.
Form 10-K filed February 7, 2018 for the year ended December 31, 2017
File No. 001-08641

Dear Ms. Howell and Mr. Schuler:
On behalf of Coeur Mining, Inc. (the “Company”), this letter responds to your letter, dated October 12, 2018 (the “Comment Letter”), regarding the above-referenced Annual Report on Form 10‑K for the year ended December 31, 2017 (the “Annual Report”), filed with the Securities and Exchange Commission (the “Commission”) on February 7, 2018. Each comment of the Staff of the Division of Corporation Finance of the Commission (the “Staff”) is set forth below, followed by the Company’s response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. The response of the Company is set forth in ordinary type beneath the corresponding comment of the Staff appearing in bold type.

Annual Report on Form 10-K for the Year ended December 31, 2017
Item 2. Properties
Proven and Probable Reserves, page 30

1.
Mineralized materials are disclosed for your Silvertip property. Please forward to our engineer as supplemental information and not as part of your filing, your information that establishes the quantity and quality of your mineralized materials, as required by Industry Guide 7(c). The information requested includes, but is not limited to: property and geologic maps; description of your sampling and assaying procedures; drill-hole maps showing drill intercepts; representative geologic cross-sections and drill logs; description and examples of your cut-off calculation procedures; cutoff grades used for each category of your reserves and resources; justifications for the drill hole spacing used to classify and segregate proven

Coeur Mining, Inc. | 104 S. Michigan Ave., Suite 900 | Chicago, Illinois 60603 | t: 312-489-5843 | f: 312-489-5897 | www.coeur.com

and probable reserves; a detailed description of your procedures for estimating reserves; copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which include the cash flow analyses; and a detailed permitting and governmental approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.
As supplemental information, and not part of this letter, the Company has sent an Adobe PDF copy of the “NI43-101 Technical Report Resource Update on the Silvertip Property, Northern British Columbia, Canada for Silvercorp Metals Inc.”, dated February 19, 2010 and available on SEDAR (the “Technical Report”), on a USB “flash drive” to the Commission to the attention of Mr. George K. Schuler.
In connection with the Company’s acquisition of Silvertip, it reviewed the Technical Report, and the associated technical model and supporting data, which was completed by a Qualified Person for Silvercorp Metals, Inc., and the Company deemed it to be valid and compliant mineralized material. Accordingly, the Company determined to include the Silvertip mineralized material included in the Technical Report and associated technical model as part of the Company’s mineralized material at year-end 2017 (with the exception of the gold mineralized material at Silvertip included in the Technical Report, as gold grades were below payable levels for lead or zinc smelters). The Company maintained the cut-off grade of 200 g/t AgEq, even though there were significant improvements to metal prices since the date of the Technical Report. The mineralized material in the Technical Report assumed a lead price of $0.75/lb, a zinc price of $0.75/lb and a silver price of 12.13/oz ($0.39/g). For the Company’s mineralized material effective December 31, 2017 at Silvertip, assumed metal prices were $20.00/oz for silver, $1.15/lb for zinc and $1.00/lb for lead.
Please contact Chris Pascoe, the Company’s Director, Technical Services Operations, at (312) 489-5842 with any technical questions.
Mineralized Material, page 32

2.
We note your disclosure of mineralized materials, which appear to be the sum of your measured, indicated, and inferred resources as indicated by a comparison of your filing to your website and technical reports. Mineralized material does not include the tonnage and grade estimated by using geologic inference, which are sometimes classified as “inferred” or “possible” by some evaluators. Please restate your mineralized materials without the inferred resources.

The Company inadvertently included inferred materials in its disclosure of mineralized material in the Annual Report. The disclosure of mineralized material was corrected in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2018 to exclude inferred tonnage in accordance with Industry Guide 7. That table is copied below. The Company confirms that it will disclose mineralized material for its mines without including “inferred” tonnage in future filings with the Commission.

The table below includes the Company's mineralized material at December 31, 2017.

	Mineralized Material at December 31, 2017[1][2][3][4]				
	Tons (000s)	Silver Grade (oz./ton)	Gold Grade (oz./ton)	Lead Grade (percent)	Zinc Grade (percent)
Palmarejo Mine, Mexico[5]	8,074	3.35	0.046	—	—
San Bartolomé Mine, Bolivia[6]	4,087	3.42	—	—	—
Kensington Mine, USA[7]	2,878	—	0.271	—	—
Wharf Mine, USA[8]	7,710	—	0.023	—	—
Rochester Mine, USA[9]	179,885	0.36	0.002	—	—
Silvertip Mine, Canada[10]	2,589	10.26	—	6.74	9.41
La Preciosa Project, Mexico[11]	28,677	3.67	0.006	—	—
Total Mineralized Material	233,900				

(1) Assumed metal prices for estimated 2017 mineralized material were $20.00 per ounce of silver, $1,400 per ounce of gold, $1.15 per pound zinc, and $1.00 per pound lead. 2017 mineralized material effective December 31, 2017.

(2) Estimated with mining cost parameters and initial metallurgical test results.

(3) Mineralized material estimates were completed by company technical staff, except for La Preciosa which was completed by an external consultant supervised by technical company staff.

(4) Estimated using 3-dimensional geologic modeling and geostatistical evaluation of the exploration drill data. Mineralized material is reported exclusive of reserves. "Mineralized material" as used in this Quarterly Report on Form 10-Q, although permissible under Guide 7, does not indicate "reserves" by SEC standards. There is no certainty that any part of the reported mineralized material will ever be confirmed or converted into Guide 7 compliant "reserves".

(5) Cutoff grades for mineralized material is 2.49 g/tonne AuEq.

(6) Cutoff grades for mineralized material is 95 g/tonne.

(7) The cutoff grade for mineralized material is 0.13 oz/ton Au.

(8) The cutoff grade for mineralized material is 0.009 oz/ton Au.

(9) The cutoff grade for mineralized material is 0.46 oz/ton AgEq.

(10) The cutoff grade for mineralized material is 200 g/tonne AgEq.

(11) The cutoff grade for mineralized material is 121.71 g/ton AgEq for underground, and 71.86 g/t for surface mining.

We would be pleased to address any further Staff comments or questions related to the above matters. If the Staff wishes to discuss this letter at any time, please do not hesitate to contact Casey Nault, Senior Vice President, General Counsel and Secretary at (312) 489-5846 or Ken Watkinson, Vice President, Corporate Controller and Chief Accounting Officer at (312) 489-5870.

Very truly yours,

/s/ PETER C. MITCHELL
Peter C. Mitchell
Senior Vice President and Chief Financial Officer

cc:	Casey M. Nault, Senior Vice President, General Counsel and Secretary
Ken Watkinson, Vice President, Corporate Controller and Chief Accounting Officer
Andrew L. Fabens, Gibson, Dunn & Crutcher LLP